Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), July 31, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on June 27, 2023, as the third tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
24/07/2023	EXM	8,336	286.5322	2,388,532.10
25/07/2023	EXM	8,830	286.1549	2,526,748.00
26/07/2023	EXM	7,964	285.0867	2,270,430.60
27/07/2023	EXM	2,462	288.0433	709,162.60
28/07/2023	EXM	5,419	291.5000	1,579,638.60
Total	—	33,011	287.0108	9,474,511.90

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till July 28, 2023, the total invested consideration has been:
•Euro 46,419,602.00 for No. 160,069 common shares purchased on the EXM;
•USD 33,543,449.97 (Euro 30,450,171.05*) for No. 104,723 common shares purchased on the NYSE.

As of July 28, 2023, the Company held in treasury No. 12,820,898 common shares equal to 4.99% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until July 28, 2023, the Company has purchased a total of 1,896,440 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 436,067,028.58.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
2